The Hobby's Most Premium Protection & Display Brand

Redefining how the hobby protects, presents, and displays its most valuable collectibles.



INVEST IN **SLABMAGS**

Premium Protection for the World's High-End Collectors

slabmags.com Ontario, CA

B2B Consumer Goods B2C Games

Highlights

1. Already invested & owned by 100+ Collectors through previous Wefunder.
2. Not yet on Amazon or major marketplaces — On track for $3.5+ Million in 2026 sales (not guaranteed).
3. 200,000+ cases sold to date.
4. 39,000+ organic followers with low CAC and high repeat retention.
5. Over 200+ dealers and retail partners across the U.S., Europe, and Asia.
6. Fully vertically integrated — we design, manufacture, and distribute in-house.
7. Trademarked and patents filed, ensuring a protective runway for scaling new products.
8. Cases for all major graders in 50+ colors and sizes — the most complete lineup available.

Featured Investor



Alexander Radushinsky
Syndicate Lead

Follow

Invested $5,000

"I've been collecting cards long enough to remember when having a phone case was considered a faux pas. As phone prices went up, so did the importance of keeping them safely protected. I'm a card enthusiast, and to ensure my treasured cards stay in immaculate condition, I've turned to Slabmags. They offer a wide variety of styles and designs that make my personal collection pop! I've color-coordinated different sets and players, and when I showcase them online, the presentation value goes way up. At shows, their UV protection ensures the artwork doesn't fade. Most importantly, they keep my slabs in pristine condition! Who wants to peer through scuffed and scratched slabs to see the beauty inside? No one—that's why I trust Slabmags to protect and preserve my collection."

Our Team



Albert Young Partner

A driven entrepreneur with over 15 years of operations, sales, and management experience, Albert brings a wealth of expertise to revolutionize the sports card industry. He merges a lifelong passion with a proven track record in community building.



Cory Hanson Partner

A seasoned business development professional, educator, and avid Barry Sanders collector, Cory combines his educational background to help introduce the hobby to new collectors, fostering a lifelong appreciation for collecting.



Tim Juang Partner

With two decades of expertise in overseas sourcing, manufacturing, and logistics, Tim, a seasoned business owner and investor, channels his experience to shape new products tailored specifically for The Hobby.



Kevin Tsai Partner

With over 15+ years of ecommerce expertise, Kevin brings a wealth of knowledge in online sales to the team. His objective is to enhance the hobby by introducing groundbreaking, innovative products that redefine the collecting experience.

Invest in the Future of How Collectors Display and Protect Their Most Valuable Collectibles

Access Exclusive Perks Now

By investing through Wefunder, you gain access to our most exclusive benefits and the opportunity to share in our company's future success.

1. Membership Access (200 Max)

Starting in 2026, investors who secure a membership through this campaign will enjoy:

- **30-Day Early Access** to every new product release.
- **Priority Allocation** — guaranteed access to at least one unit of each new product or colorway.
- **Peace of Mind Shopping** without the stress of sellouts.

Only **200 memberships** are available at the $100 minimum investment level. This is the only way to lock in your membership before market pricing begins in 2026.


Investor Perks
Annual Membership
Early access to new color drops!
Premium Stand
Limited Edition Etched Series
Premium Inserts

2. Limited Collectors Boxes (Bronze, Silver, Gold)

Exclusive Collectors boxes, created only for Wefunder backers, featuring a mix of:

- Random **Limited-Edition Etch Series Slabmags®**
- **Premium Aluminum Display Stands**
- **Premium Acrylic Inserts** for non-graded cards

Each Collectors box is strictly limited and designed as a one-time campaign perk.


SLABMAGS
SLABMAGS
SLABMAGS

3. Ownership Opportunity

Your Wefunder investment is made through a **SAFE (Simple Agreement for Future Equity)**, giving you the opportunity to benefit from Slabmags®' long-term growth and success.

Quantities of memberships and collectors boxes are limited. For complete terms, conditions, and details regarding perks, please see the Perks tab or the bottom of this page.

Built for The Hobby. Owned by The Hobby

When we launched our last Wefunder, something amazing happened — our own community stepped up to invest in us. Collectors, dealers, and friends from all over The Hobby became part-owners of Slabmags®. That moment changed everything for us. We weren't just building a business anymore — we were building *your* business, one that's truly owned by The Hobby.

Since then, we've kept our heads down, not chasing hype or headlines, but focusing on what matters: listening to our customers and creating products that protect the cards and collectibles they love most. We started with one big idea — a premium UV-protective case for trading cards. That "hero product," Slabmags®, has been our flagship for the past several years, and it found product–market fit in a big way. Collectors embraced it, dealers championed it, and it became one of the most recognized brands in the space.


Product-Market Fit
5+ Years Building— Proven. Ready To Scale
2020
Founded as the original creator of the aluminum slab protector
Created a new product category in The Hobby
2021-2022
Built a robust U.S. and international distribution network
Early growth driven by product demand and community word-of-mouth
2022
Finalized utility / design patents and trademarks for IP protection
Achieved traction with minimal CAC
2023
Raised capital on Wefunder from hundreds of collectors
High repeat purchase rates + early believers = sticky, scalable audience
2024
Reached 36K+ Instagram followers
Successfully navigated tariff challenges
Sold 200k+ units
2025
Secured inventory to support $3M+ in projected 2026 sales
Positioned to scale while maintaining capital efficiency

Forward-looking projections cannot be guaranteed.

The road here hasn't been easy. We've learned, adapted, and built the systems and infrastructure to scale the right way. Thanks to the success of Slabmags®, we now have the foundation — and the confidence — to dream bigger: creating new products for more corners of the collectibles world, with the same commitment to quality and innovation that got us here.

We're not perfect, and there's still work ahead. But every choice we make comes back to one principle: protect what matters most to collectors, with quality, intention, and pride. As long as we do that — and keep solving real problems — we believe Slabmags® will always have a home in The Hobby.


BATTLE ARENA
BIG LEAGUE CHEW
KEN GRIFFEY JR
THE KID!
We live for the hobby
ATM

That commitment has paid off in ways we never imagined. We've quietly put 200,000+ Slabmags® into circulation — protecting everything from everyday slabs to multi-million-dollar grails, including the Paul Skenes 1/1 rookie and pieces from Dana White's private collection. We've grown an organic Instagram community of 39,000+ collectors, and today dealers, breakers, and collectors worldwide see Slabmags® as more than a case — it's become a symbol of premium and care.


Trusted by the Hobby's Elite
Notable Achievements
Used In Babe Ruth Museum
Featured On Netflix
Showcased In Dicks House Of Sports
Celebrity Collectors
High-End Collectors
Athletes & Musicians
Natural Attraction
Hero Product Sells itself
Sticky Customers
" Our high-end collector base is curated — they choose us, and they stay."

We never set out to be loud — just to build something better. For the first time since our last raise, we're ready to share what we've been working on: new product innovations, exclusive investor perks, and a vision for what's next. We didn't start this company to chase hype, but to solve a simple problem — creating a better way to protect and display the cards we care about most.



We're Just Getting Started — Because the Problem Still Exists

We're just getting started — the problem we set out to solve is far from over. As the original creators of the aluminum protective case for graded cards, we've put 200,000+ Slabmags® into circulation, yet millions of cards are still stored in basic sleeves or hidden away.

The Hobby is shifting — especially among younger collectors who are embracing premium protection and display. We believe the biggest wave of adoption is still ahead, and we've spent the past few years building the infrastructure, systems, and team to capture it.



For years, collectors had two bad options: hide their cards away or spend thousands on bulky displays. But The Hobby is changing. Today's collectors — especially the new generation — are active, mobile, and constantly on the move. They want to share their collections, not store them out of sight. Protection isn't enough anymore — they expect premium presentation that travels with them. And we're here to deliver it.


SLABMAGS

Slabmags® delivers both: a practical, elegant solution that's now trusted by collectors around the world.

Slabmags® is redefining how collectors protect and present what they love. No more bland plastic slabs or bulky glass cases — we set a new standard: premium protection that's also premium display. Built for today's collectors, Slabmags® blends durability, versatility, and aesthetics like nothing else in The Hobby.


SLABMAGS
SLABMAGS
SLABMAGS

Crafted from CNC-machined aluminum, every Slabmag® delivers a luxury-grade finish with unmatched toughness. Designed to fit all major grading companies — PSA, BGS, CGC, SGC, and TAG — it comes in multiple sizes, thicknesses, and colorways, giving collectors true freedom of expression.

With scratch-resistant tempered glass, magnetic closures, safety locks, and a stackable design, Slabmags® transforms collectibles into centerpiece-worthy assets — elevating both protection and pride of ownership.



The Opportunity: The Hobby Is Ready for a Display Revolution

Solving the protection problem for graded cards was just the first step.

From card shows to shop visits to our online community, we've heard the same thing over and over — collectors want premium presentation across *all* categories, not just trading cards. Yet millions of collectibles are still displayed with outdated, low-quality solutions... or not displayed at all.

What began with one hero product has revealed a much bigger opportunity: to reimagine how every collectible is protected, presented, and shared. We've built the foundation — now, with the right growth capital, we believe we can lead a display revolution across the entire collectibles world.



Shift from Storage to Display
Flex culture has redefined collecting: it's about showing, not storing
Lack of Premium Infrastructure
Despite explosive growth, collectors still rely on outdated supply brands
1
3
2
4
Explosion in Collectibles Value
Trading cards and memorabilia are now billion-dollar global markets
Rise of Graded Cards
Over 1.7 million cards are graded monthly, with an estimated 70-100 million graded globally to date

The Market — A Smart Path to Growth

The global collectibles market tops $35 billion — and it's still growing. Our focus: a $200 million niche of high-end collectors who demand premium protection and display for their most valuable trading cards. It's the market we know best — and where we already have strong traction, brand loyalty, and proven product–market fit.



Market Opportunity
SOM
We're starting with high-end collectors looking for premium ways to display and protect their graded and non-graded trading cards.
~1 million buyers spending ~$200/year = a $200M focused entry market.
SAM
Next, we expand into other collectible formats — like graded tickets, magazines, coins, and alternative slab sizes — unlocking a $4–5B market.
TAM
Long term, we're building for the full global collectibles market — from trading cards and comics to Funko Pops, Labubu dolls, sneakers, and memorabilia.
This space is worth $35B+ and still lacks premium display solutions.
$200M
SOM
D2C + retail opportunity with high-intent buyers
$4-5B
SAM
Greater Display & protection accessory spend
$35B+
TAM
Full global collectibles market.
We will methodically grow within the market

We see clear opportunities to expand into adjacent segments across the collectibles world — but we're starting where we're strongest and building from there.

Over the past year, we've focused on strengthening our foundation so it can support the growth ahead. Now, we're ready for what's next.

We Focused on the Foundation — So We Could Grow the Right Way.

In 2023–2024, we made a deliberate choice: instead of chasing quick wins, we focused on building the sustainable infrastructure to scale for the long term. We strengthened our systems, inventory management, and operational backbone — and put processes in place to bring new products to market faster and more efficiently than ever.


End To End Solution
Idea
Concept development
Prototype
Rapid iteration
Go To Market
90–120-day cycle
R&D
Material testing
Manufacture
In-house production

That upfront investment paid off. When unexpected tariffs hit, our preparation helped us absorb the impact — and even gain market share. We held back from launching on Amazon, keeping inventory for our core customers through our website, and as a small team, fulfilling that demand alone kept us at capacity.

Now, with a strong foundation in place, the most exciting part is ahead. We've yet to fully activate our growth levers — from expanding our distribution networks to launching new, in-demand products — that we believe will drive our next phase of significant growth.

Self-Sustainable by Design

One of our most powerful growth levers is the online and offline distribution network we've spent years building. In line with our focus on sustainable growth, we designed it to be strong, diversified, and able to stand on its own — ready to scale when the time is right.



Distribution Engine
Built In-House. Owned End-to-End. Scaled for Growth
Online
Offline
500K+ Monthly Social Views
20K+ Monthly Website Visitors
Minimal ad spend
Dealer network
Hobby shops nationwide
Conventions and shows
Low CAC→ high organic reach.

From day one, our goal was to build something durable — not just a great product, but a business able to shape its own future. That meant creating a balanced distribution strategy: online and offline, domestic and international, with a diverse mix of partners for long-term stability.

We're especially proud of our offline dealers, many of whom are also owners in the company. They're the backbone of our physical presence in The Hobby and trusted partners whose success we actively support. In turn, they champion and grow our brand. This mutual investment has built a network rooted in trust, loyalty, and a shared vision for the future.

At the same time, we've steadily grown our own online presence across Instagram, TikTok, and YouTube to more than 500,000 monthly organic views — all with minimal ads spend. This combination of a strong offline network and a thriving online audience has created a self-sustaining environment that's fully prepared to support our next phase of growth.


Key Metrics
50%+
Returning Customer Rate
Customers buy repeatedly
2.5x
YoY Growth
Consistent expansion year over year
$85
Average Order Value
Premium pricing strategy validated
35.5%
D2C Repeat Rate
Direct-to-consumer channel strength
shopify
SLABMAGS
Premium Slab Protection
Full UV Protection

We've built a balanced, scalable distribution foundation — and now we're ready to put it to work.

Our IP & What's in Development

With our offline and online channels in place, we've spent the past year mapping our product roadmap two years ahead. That's meant securing key trademarks and multiple design and utility patents to protect our leadership in aluminum magnetic cases — and laying the groundwork for future innovations, including a new line of smart display products now in R&D.

By preplanning, protecting, and investing early, we're positioned to launch with confidence, defend our market, and seize the opportunity before imitators arrive — keeping us ahead and raising the standard for collectors everywhere.


The Innovation Engine
Our Vertical Stack
Industrial Design
IP Development & Prototyping
Tooling & In-House Production
QA + Packaging
DTC & Retail Distribution
"Built For Speed."
Why It Matters
Launch in 90-120 days
Manufacturing moat
Custom paint finishes
Patented materials not easily duplicated

What's Next — The Future We're Building

In the short term, we're focused on expanding our lineup with products that build on our core strengths — aluminum stands, premium acrylics, our Etch Series Slabmags®, and premium comic book cases — all slated for release by year's end. Each is designed to meet existing demand, strengthen our brand, and give collectors more ways to protect and display what they love.


3.5
GIANT-SIZE
X-MEN

At the same time, we're building for the long term. We've begun developing a patented line of smart cases and smart displays — collector-first hardware designed to integrate with the digital platforms already shaping The Hobby. Rather than compete with existing tech, these products will complement it, offering a premium physical platform that works hand-in-hand with software to create a richer, more connected collector experience.



AI-Enabled Vision
The Hardware Layer for the Collectibles Tech Ecosystem*
Internal AI Applications
• Operations optimization
• Production planning
• Customer support automation
External AI Integration
• Embedded NFC / QR integration
• API-ready → grading services, marketplaces, AI platforms
• Open-source standards for 3rd-party tech integration
Scanning...
Rare Candy
CollX
ebay
" We don't compete with AI — we plug into it."

Why We're Raising Now

We've spent the last two years preparing for this moment — building a solid foundation, strengthening our operations, and creating a distribution network that reaches collectors around the world. Along the way, we've refined our processes so we can launch faster, scale responsibly, and protect the brand we've built.

Now, the market is growing faster than ever, and more collectors are seeking premium protection and display solutions. The time is now to meet that demand, capture the momentum, and help lead The Hobby into its next era.

We're raising capital to:

- Expand to Amazon and other marketplaces
- Optimize B2B & D2C buying experience
- Further facilitate Hobby Shop recruitment
- Grow our product line with new SKUs and bundles
- Serve rising dealer and show demand
- Fund smart hardware R&D
- Scale ad spend through TCG dealers & influencers


Now We Scale
01
Marketplace Expansion
Amazon, Etsy, TikTok Shop
02
Retail Network
Nationwide dealer expansion
03
Global Partnerships
Europe, APAC, LatAm, Canada
04
Other Trading Card Verticals
Pokémon, Magic The Gathering, & One Piece.
We're focused on scaling with intention – prioritizing sustainable growth & long term brand value.

Why We're the Team to Do It

Great ideas are everywhere — but without the right team, they stay ideas. What sets us apart is execution. For five years, we've taken concepts from the drawing board to collectors' hands worldwide, consistently and with purpose.

We're all collectors at heart — friends first, equity partners second — united by the same vision since day one. There's no ego here, just mutual respect and a shared commitment to building products that elevate The Hobby and serve our community. We've faced challenges and celebrated milestones together, and we're ready to do the same for the next five years and beyond.



Financials

Can I access complete financial statements?

Absolutely. Once we file our Form C for this Slabmags® raise, you'll be prompted to confirm your reservation. At that point, you'll be able to review the full Form C — including our financials — so you can see exactly where we stand before finalizing your investment.

Membership Access (200 Max)

Membership is one of the most valuable benefits offered through this campaign. Starting in 2026, members will receive:

- **30-Day Early Access** to all new product drops.
- **Priority Allocation** — guaranteed access to at least one unit of each new product or colorway during the member window.
- **Peace of Mind Shopping** — no rushing or sellouts; members shop at their own pace during their exclusive window.

Limited Availability: Only **200 memberships** are available at the $100 minimum investment level. After this campaign, memberships will move to market pricing in 2026.

Limited Collectors Boxes

Customer perks, including Collectors Boxes, are extremely limited and offered on a **first-come, first-serve basis**. Availability may change once early reservations are made, and some perks may no longer be available before the campaign goes public.

At higher perk levels, investors can unlock Collectors Boxes in three tiers:

Bronze (200 Available): 1 Etch Series Case, 1 Premium Aluminum Stand, 1 Premium Acrylic Insert

◦ **Silver (100 Available):** 3 Etch Series Cases, 3 Premium Aluminum Stands, 3 Premium Acrylic Inserts

Gold (25 Available): 5 Etch Series Cases, 5 Premium Aluminum Stands, 5 Premium Acrylic Inserts



Bronze Collectors Box – $250 Perk
Annual Membership
Early access to new color drops!
x1
Premium Stand
x1
Limited Edition Etched Series
x1
Premium Inserts
x1
Each Collectors Box is a surprise — guaranteed quality, but variations are random.


Silver Collectors Box – $500 Perk
Annual Membership
Early access to new color drops!
Premium Stand
Limited Edition Etched Series
Premium Inserts
x1
x3
x3
x3
Each Collectors Box is a surprise — guaranteed quality, but variations are random.


Gold Collectors Box – $1,000 Perk
Annual Membership
Early access to new color drops!
Premium Stand
Limited Edition Etched Series
Premium Inserts
x1
x5
x5
x5
Each Collectors Box is a surprise — guaranteed quality, but variations are random.

Each Collectors Box contains a curated mix of Slabmags® products, such as:

- **Premium Slabmags® Stands** for elegant display.
- **Etch Series Slabmags®** — crafted in limited seasonal runs.
- **Premium Acrylic Inserts** for non-graded cards.

Every Collectors Box is unique, giving collectors the chance to experience our newest designs, colorways, and innovations before they are broadly released.

Ownership Opportunity

In addition to exclusive perks, your investment provides an **ownership opportunity** in Slabmags®:

- All investments are made through a **SAFE (Simple Agreement for Future Equity).**
- A SAFE does not provide immediate stock ownership but gives you the right to receive equity in the future at a financing or liquidity event.
- This means your investment is directly tied to Slabmags®' long-term growth and success.

For more details on how the SAFE works, please see Wefunder's explanation and terms.

Important Notes & Disclaimers

- **SAFE Agreement:** Investments are made through a SAFE, which does not provide immediate stock ownership but represents the opportunity for equity in the future.
- **Limited Quantities:** Memberships (200 max) and Collectors Boxes (200 Bronze, 100 Silver, 25 Gold) are strictly limited and offered on a first-come, first-serve basis. Availability may change or close once early reservations are made.
- **Fulfillment:** Perks, including memberships and Collectors boxes, are expected to begin fulfillment in 2026 or earlier, with shipping within 60 days following the official close of the campaign.
- **Restrictions:** Reservations will not be accepted from non-qualified brands, including but not limited to those engaged in similar or competing product lines.

Dealer Perks

At Slabmags®, we see our dealers as true partners. That's why, alongside our public campaign, we've created a **separate set of investor perks designed exclusively for wholesale dealers.**

These dealer-only tiers are focused on strengthening your business with us in 2026 — offering enhanced wholesale accounts, deeper discounts, and priority access to limited colorways. They are **separate from the general investor perks** and available only to active Slabmags® dealers.

Our goal is simple: to support your growth while building lasting success together.

Dealer-Only Investor Tiers

$3,000+ — Standard Dealer Investor Tier

- One (1) 2026 Standard Wholesale Account (active for the full year 2026)
- Three (3) unique Dealer Discount Codes for 2026, each providing 20% off applicable wholesale orders. (Can be applied towards orders up to $2500).

$5,000+ — Gold Tier Dealer Investor Tier

- One (1) 2026 Gold Tier Wholesale Account (active for the full year 2026)
- Five (5) unique Dealer Discount Codes for 2026, each providing 25% off applicable wholesale orders. (Can be applied towards orders up to $2500).
- Priority access to limited colorways at wholesale pricing — Gold Tier Dealers will receive earlier allocation and increased availability on certain limited-run Slabmags® colors compared to Standard Dealer accounts
- **Featured placement on our website** as an official Dealer Partner (please note: restrictions apply for those who sell competing products; check with us before making your reservation — Slabmags reserves the right to determine how dealers are showcased on our site)

Disclaimer

Investments are made through a SAFE (Simple Agreement for Future Equity). This does not provide immediate stock ownership but represents the opportunity for equity in the future. Please see Wefunder for complete terms and details. Perks, including membership and collectors boxes, are expected to begin fulfillment in 2026 or earlier, with delivery within 60 days following the official close of the Wefunder campaign. Reservations will not be accepted from non-qualified brands, including but not limited to those engaged in similar or competing product lines.